

Mail Stop 3720

December 23, 2008

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer , Ste. 340
Houston, TX 77077-6531

> **Re: Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed December 15, 2008**
> **File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated December 11, 2008. With a view to disclosure, please tell us in your response letter which shareholders approved the actions by written consent and the corresponding amount of shares held by each person that was counted toward majority approval. Also tell us whether any of the consenting shareholders is affiliated with the company.

2. We note your response to comment two from our letter dated December 11, 2008. There are still statements in your preliminary information statement that the shareholder ratification will occur at a future date. For example, please see your answer to the second question on page six. Please correct all such references.

3. We note that your issuance of 12,478,357 post reverse stock split shares of your common stock appears to be dependent upon the reincorporation of the company and the resulting increase in your authorized shares. Please revise your preliminary information statement to provide all disclosure required by Item 12 of Schedule 14A, including Item 13(a), as applicable. See Note A to Schedule 14A. We may have further comments once you have revised your preliminary information statement.

Summary, page 4

4. We note your response to comment six from our letter dated December 11, 2008. Please provide disclosure about the amendments to the preferred stock in this section, as such information is required to be disclosed to the shareholders pursuant to state law. In addition, please disclose your apparent failure to comply with Rule 14c-2 when you filed the amendments to the certificates of designation for the preferred stock with the Secretary of State of Delaware. This disclosure should include an explanation of why you failed to comply with Rule 14c-2 and the potential consequences of your non-compliance.

Questions and Answer, page 6

5. We note your response to comment eight from our letter dated December 11, 2008. Please indicate where you have included the additional disclosure indicating how many shares will be held by the "Majority Shareholders" after the consummation of the transactions contemplated by this preliminary information statement.

Outstanding Shares and Voting Rights at December 15, 2008, page 9

6. We note your response to comment 11 from our letter dated December 11, 2008. Please revise your disclosure to indicate the number of parties that will receive shares of common stock in connection with this issuance of shares.

7. The revised disclosure immediately following the table on page ten indicates that 10,711,812 shares will be issued on connection with the cancellations, whereas the first question on page seven of your preliminary information statement

indicates that 12,478,357 shares will be issued in connection with the cancellations. Please clarify this discrepancy.

Recent Change in Control of the Company, page 11

8. We note your revised disclosure in response to comment 12 from our letter dated December 11, 2008. Please either remove the reference to your "cure" of the issuance of undesignated shares, or disclose your basis for believing that you cured the issuance under Delaware General Corporation Law and have no potential outstanding liability associated with such share issuance.

Information Regarding Beneficial Ownership of Principal Shareholders…, page 15

9. We note your response to comment 13 from our letter dated December 11, 2008 and your revisions to this table. In connection with the additional disclosure requested by comment three of this letter, please further revise the table of beneficial ownership on page 15 to include footnote disclosure to explicitly disclose how the cancellations and subsequent stock issuance will result in each of the ownership amounts reflected in the table. For example, explain how WEM's current ownership of 71,946 shares of common stock and 355,505 shares of preferred stock (which would result in 2,398.2 shares of common stock after the stock split, plus an additional 113,761.6 shares of common stock upon conversion of the Class A preferred stock), becomes 2,000,000 shares of common stock after the transactions contemplated by the preliminary information statement, as reflected in this table. Such disclosure should include how many shares WEM will be receiving pursuant to the conversion of the convertible debt.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

                                                 Sincerely,
                                               /s Kathleen Krebs fo

                                               Larry Spirgel
                                               Assistant Director

cc: Sonfield & Sonfield
     via facsimile: (713) 877-1547